UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 27 October 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	26 October 2014

Allied Irish Banks, p.l.c. - Comprehensive Assessment 2014

Summary
•	The Results of the Comprehensive Assessment (CA) confirm that AIB Group ("AIB") has capital buffers comfortably above minimum requirements under all stress test assessment scenarios.
•	AIB therefore does not require any additional capital as a result of the CA process.

Results of Comprehensive Assessment
AIB notes the publication of results of the CA European wide stress testing exercise conducted by the European Banking Authority (EBA) and the European Central Bank (ECB) in conjunction with AIB's National Competent Authority, the Central Bank of Ireland (CBI).

Under the CA, the capital adequacy threshold for the baseline stress test scenario was set at 8.0% Common Equity Tier 1 (CET 1) and set at 5.5% CET 1 in the adverse stress test scenario. Both scenarios were assessed for capital under the transitional arrangements as set out in Capital Requirements Directive (CRD) IV, over a 3 year period from 2014 - 2016.

The published results confirm that in all scenarios, AIB's capital ratios exceed the CA baseline and adverse stress test thresholds over the period as outlined below:

AIB Results of Comprehensive Assessment
	Static Balance Sheet	Dynamic Balance Sheet
CET 1 Ratio at year end 2013	14.99%	14.99%
Asset Quality Review (AQR) adjusted CET1 Ratio - minimum threshold of 8%	14.64% (Buffer of 6.64%)	14.64% (Buffer of 6.64%)
Adjusted CET1 Ratio after Baseline Scenario - minimum threshold of 8% (lowest capital level vs threshold over 3 year period )	12.43% (Buffer of 4.43%)	14.29% (Buffer of 6.29%)
Adjusted CET1 Ratio after Adverse Scenario - minimum threshold of 5.5% (lowest capital level vs threshold over 3 year period )	6.92% (Buffer of 1.42%)	10.26% (Buffer of 4.76%)

The CA methodology included an Asset Quality Review (AQR) for banks' balance sheets as at end December 2013 and forward looking stress tests over a three year 2014-2016 timeline. AIB was assessed on both a Static and Dynamic balance sheet basis. Where a bank had a Restructuring Plan agreed with the European Commission prior to end December 2013, the stress tests were conducted on a Dynamic Balance Sheet basis where some assumptions from the Restructuring Plan on loan restructuring, cost reductions and new lending were allowed. All other banks were required to conduct the stress tests on a Static Balance Sheet basis where the stress tests were based on how the balance sheet as at end December 2013 would perform over three years. As AIB's Restructuring Plan was approved after 31 December 2013, the bank was assessed on both a static and dynamic balance sheet basis.

The aggregate adjustment due to the outcome of the AQR process would have equated to a reduction of 35bps to the bank's CET 1 ratio of 14.99% as at 31 December 2013. This would have been equivalent to c.1% of AIB's overall balance sheet provisions of c. €17.1 billion as at 31 December 2013.

Economic conditions in Ireland and the UK have continued to improve in 2014. AIB's transitional CET 1 ratio, including the benefit of unaudited profits generated in H1 2014, increased to 16.1% as of 30 June 2014 and the bank has continued to generate capital in quarter 3 2014.

The results published today by the ECB and EBA are point in time projections based on prescribed assumptions and should not be treated as indicative of future financial performance of AIB. To view the results including disclosure templates published by the ECB and EBA for AIB please go to the following link:
investorrelations.aib.ie

Other Information
AIB currently has 523,438,445,437 ordinary shares in issue, of which 99.8% are held by the National Pensions Reserve Fund Commission ("NPRFC"), with 500 billion of the ordinary shares issued to the NPRFC in July 2011 at a price of €0.01 per share. Based on the number of shares currently in issue and the closing share price of 24 October 2014, AIB trades on a valuation multiple of c. 8x (excluding 2009 Preference Shares) 30 June 2014 Net Asset Value (NAV). The Group continues to note that the median for comparable European banks is c.1x NAV.

-ENDS-

For further information, please contact:

Mark Bourke	Enda Johnson	Kathleen Barrington
Chief Financial Officer	Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Bankcentre	AIB Bankcentre	AIB Bankcentre
Dublin	Dublin	Dublin
Tel: +353-1-6412195	Tel: +353-1-7726010	Tel: +353-1-7721382
email: mark.g.bourke@aib.ie	email: enda.m.johnson@aib.ie	email: kathleen.m.barrington@aib.ie

Forward-looking Statement
This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of AIB Group and certain of the plans and objectives of the Group. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These are discussed in more detail in AIB's Annual Financial Report 2013 which has been filed on Form 20-F with the US Securities and Exchange Commission. In addition to matters relating to the Group's business, future performance will be impacted by Irish, UK and wider European and global economic and financial market considerations. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 27 October 2014

By: ___________________

                                                                                                                                             Mark Bourke
    Chief Financial Officer
       Allied Irish Banks, p.l.c.